ITAÚ UNIBANCO HOLDING S.A.

CNPJ 60.872.504/0001-23 A Publicly Listed Company NIRE 35300010230

MATERIAL FACT

Itaú Unibanco Holding S.A. ("Company" or "Itaú Unibanco"), in compliance with Article 157, Paragraph 4 of Law 6,404/76 and Resolution no. 44/21 of the Brazilian Securities and Exchange Commission, informs its stockholders and the market in general that as of this date it has released its projections for the year 2023 in accordance with the provision in item 11 ("Projections") of the Reference Form.

	Consolidated	
total credit portfolio[1]	growth between **6.0%** and **9.0%**	
financial margin with clients	growth between **13.5%** and **16.5%**	
financial margin with the market	between **R$2.0 bn** and **R$4.0 bn**	
cost of credit[2]	between **R$36.5 bn** and **R$40.5 bn**	
commissions and fees and results from insurance operations[3]	growth between **7.5%** and **10.5%**	
non-interest expenses	growth between **5.0%** and **9.0%**	consolidated efficiency ratio below 40% and below 38% in Brazil
effective tax rate	between **28.5%** and **31.5%**	

(1) Includes financial guarantees provided and corporate securities; (2) Composed of result from loan losses, impairment and discounts granted; (3) commissions and fees (+) income from insurance, pension plan and premium bonds operations (-) expenses for claims (-) insurance, pension plan and premium bonds selling expenses.

It's worth mentioning that the company considers, for management purposes, a cost of capital of around 14.5% per year.

Information on outlooks for the business, projections and operational and financial goals are solely forecasts, based on management's current outlook in relation to the future of Itaú Unibanco. These expectations are highly dependent on market conditions, general economic performance of the country, of the sector and the international markets. Therefore, our effective results and performance may differ from those forecasted in this prospective information.

São Paulo, February 07, 2023.

RENATO LULIA JACOB
Group Head of Investor Relations and Marketing Intelligence